kavinoky cook LLP

January 30, 2015

Ms. Amanda Ravitz, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

**Re: Buffalo Forklift Holdings, LLC**
**Regulation A Offering Statement on Form 1-A**
**Filed December 19, 2014**
**File No. 024-10435**

Dear Ms. Ravitz:

We are responding to the letter dated January 15, 2015 of Ms. Amanda Ravitz, Assistant Director, concerning the preliminary Regulation A Offering Statement on Form 1-A (the "Offering Statement") filed by Buffalo Forklift Holdings, LLC ("Buffalo Forklift" or the "Company") on December 19, 2014. We have reproduced your comments and the Company's responses below.

Amendment No. 1 to the Offering Statement of the Company was filed on January 30, 2015. For your convenience, enclosed with this letter is a hard copy of Amendment No. 1, was has been marked to show changes to the Offering Statement described herein.

Part 1 ~ Notification

Item 4. Jurisdictions, page iii

*Comment #1: We note your statement that securities will be offered by your manager and officers. Please provide us as to whether each selling officer or director is a registered broker-dealer or exempt from broker-dealer registration. To the extent you believe rule 3a4-1 of the Securities Exchange Act of 1934 is applicable to the manager and officers, please provide a detailed analysis supporting your conclusions.*


726 EXCHANGE STREET SUITE 800 BUFFALO, NY 14210
TEL 716.845.6000 FAX 716.845.6474

kavinoky cook
LLP

Response #1    The Company's manager and officers will be relying on the safe harbor from broker-dealer registration found in Rule 3a4-1 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We have revised Item 4 or Part 1 of the Offering Statement to reflect that our manager and officers are in compliance with Rule 3a4-1 as follows:

"Our Manager and Officers are not subject to any statutory disqualification, as that term is defined under Section 3(a)(39) of the Exchange Act. Our Manager and Officers will not be compensation in connection with their participation in the Offering by the payment of commissions or other remuneration based either directly or indirectly on transaction in our securities. Our Manager and Officers are not, nor have they been within the past twelve (12) months, a broker or dealer, and they are not, nor have been within the past twelve (12) months, an associate person of a broker-dealer. At the end of the Offering, our Manager and Officers will continue to perform substantial duties for the Company otherwise than in connection with transactions in securities. Our Manager and Officers will not participate in selling an offering of securities for any issuer more than once every twelve (12) months and other than in Reliance on Exchange Act Rule 3a4-1."

*Comment #2:    Please revise to indicate the methods by which you will offer securities. Refer to Item 4(b) of Part 1 of Form 1-A.*

Response #2    The Company has revised the Offering Statement to include the following disclosure.

"The Units will be offered in New York State only, provided, however, that the Company reserves the option of offering the Units in other states. If the Units are offered in any other states, this Offering Circular will be supplemented to include any disclosure requires by such state or states. The Units will be offered by the principal officers of Company in meetings with potential investors. The Company will keep a log of the copies of the Offering Circular that are provided to potential investors. No Units will be sold without delivery of an Offering Circular. The principal officers of the Company will be available to answer questions."



kavinoky cook
LLP

## Offering Circular Cover Page

*Comment #3:* *Where you state that the units may be redeemed at the request of the unit holders, please also note the existence of limitations and restrictions on redemption such as the notice requirement noted on page 7 and the deferral option noted on page 8. Alternatively, revise to state that units may not necessarily be redeemed upon request.*

Response # 3    The Company has revised the first page of the Offering Statement to clarify that there are limitations and restrictions on the redemption of Units.

*Comment #4:* *Please disclose the termination date of the offering. If none, please revise to so state. Refer to Item 2 of Model B to Form 1-A.*

Response #4    The offering of Units by the Company pursuant to the Offering Statement will terminate on or before July 31, 2015, unless the offering is extended in the discretion of the Manager. The Offering Circular has been revised to include this disclosure.

## Offering Circular, page 2

*Comment #5:* *Please clarify or remove, as appropriate, the reference to Section 4(2) and Regulation D of the Securities Act in the second paragraph on page 2.*

Response # 5    Thank you. The Company has removed the reference to Section 4(2) and Regulation D of the Securities Act.

*Comment #6:* *We note your references to "equipment purchase program agreements" in the fourth and sixth paragraphs on page 2. Since it appears that investors in your units of membership interests are not intended to be a party to those agreements, please tell us why this reference is appropriate or revise your disclosure as appropriate. Also revise to clarify the reference to an agreement in the third paragraph.*

Response #6    The Company has deleted the references to "equipment purchase program agreements" and substituted the word, "Units."

*Comment #7:* *Given your disclosure that the membership interests will not be transferable, it is not clear why your disclosures in the fourth full paragraph on page 3*

kavinoky cook
LLP

*regarding transferability are qualified. We note for example your disclosure that the securities "may be subject to restriction on transferability and resale."*

Response #7    The Company has removed the language on page 3 referenced in your comment. The Company has reconsidered its position on the transfer of Units. The Company has added a new Section on page 8 entitled "TRANSFER OF UNITS" to clarify that the Units are transferable subject to (a) the consent of the Manager, not to be unreasonably withheld and (b) applicable securities laws. Since a transferee of a Unit must also become a member of the Company and execute the Operating Agreement, we want the Manager involved in all transfers or assignments. We have revised the first Risk Factor ("Limited Liquidity") accordingly and we have revised the Operating Agreement to state that transfers of Units must be approved by the Manager, such approval not to be unreasonably withheld and comply with applicable securities laws and regulations.

Also see Section 10 of the Operating Agreement.

Our understanding is that the Units will not be "restricted securities" if issued pursuant Regulation A.

## Reinvestment of Profits and Distributions, page 7

*Comment #8:*    *Your disclosure that holders may change their distribution election by giving the company not less than 60 days written notice does not reconcile to Section 9.3 of your Operating Agreement or your disclosure in the last full paragraph on page 7. Please revise your disclosure or the agreement as appropriate.*

Response # 8    The Company has revised the Operating Agreement to reflect that Unit holders may change their distribution election by giving the Company not less than sixty (60) days' notice,

*Comment #9:*    *Please revise to disclose the substance of paragraph 9.3(b) of the Operating Agreement. Also clarify the end dates of the periods to which distributions will relate.*

Response #9 The Company has revised the Offering Statement on page 7 to make this disclosure.

*Comment #10: Your disclosure in the second bullet point of the second paragraph that distributions would be re-invested in units at $1,000 per unit does not reconcile to Section 9.3(c) of your Operating Agreement. We also note that your Operating Agreement indicates, for example in Section 10.5.1, the original investment price per unit is $25,000. Please revise your disclosure or the agreement as appropriate so that all terms reconcile.*

Response # 10 We have revised Section 10.5 of the Operating Agreement to reconcile with the disclosure in the Offering Statement.

Redemption of Units, page 7

*Comment #11. Your disclosure in the last sentence of the last paragraph starting on page 7 regarding one time only deferrals of redemptions does not reconcile to Section 5.7.14 of your Operating Agreement. Please revise your disclosure or the agreement as appropriate.*

Response #11 We have revised the Offering Statement and the Operating Agreement to clarify that the Manager may elect to deny or delay, in whole or in part, redemption of Units.

*Comment #12. Please expand your disclosure in this section to indicate the restrictions on redemption requests contained in Section 10.2(b) of your Operating Agreement. Please also include appropriate risk factor disclosure.*

Response #12 We have revised our first risk factor to state the following:

> **Limited Liquidity.** Generally, the Units are redeemable only as provided herein under REDEMPTION OF UNITS. It is possible that the Company will be unable to redeem Units or that it will reduce bi-annual distributions-per-Unit in the event that it has insufficient cash or that equipment cannot be liquidated as anticipated by the Manager. See REDEMPTION OF UNITS. Also, there is no market for the Units and the Company does not indent to facilitate the making of a market for the Units. While the Units are transferable, any such transfer requires the consent of the Manager and will be subject to applicable securities laws.



kavinoky cook
LLP

<u>Risk Factors, page 7</u>

*Comment #13.* *From your disclosure it appears that Buffalo Forklift Ltd. will be engaged in the same business as Buffalo Forklift Holdings Ltd. and that your manager may have conflicts of interests that arise due to his ownership interests in Buffalo Forklift Ltd. and due to his fiduciary obligation owned to the investors in the re-marketing agreements entered into by Buffalo Forklift Ltd. Please expand your disclosure to include risk factors regarding all applicable conflicts of interest. We note in this regard that your Sole Manager will have discretion as to which equipment is assigned to Buffalo Forklift Ltd. or to Buffalo Forklift Holdings Ltd. and it appears that some equipment transactions may be more profitable than others.*

Response #13 The Offering Statement has been amended to add the following risk factor:

**Conflicts of Interest.** The Company's Manager, Buffalo Forklift LLC, is engaged in the same business of buying and selling left equipment as the Company. The Manager also may have other investors who participate in the business directly through the Manager. In making decisions as to investment in equipment and related matters, the Manager must choose between allocating equipment and opportunities between itself, other investors and the Company. Investors in the Company are relying on the Manager to honor its fiduciary duty to treat the Company fairly and to act in the best interests of the Company.

*Comment #14.* *Your Operating Agreement indicates that you will not be required to provide audited financial statements to your investors. Please include appropriate risk factor disclosure.*

Response #14 The Offering Statement has been amended to add the following risk factor. If there is more standard or more preferable language for this risk factor, the Company will include it

**Financials Statements Not Audited.** While our financial statements have been prepared in accordance with GAAP, they have not been audited by a registered accounting firm. We do not intend to provide audited financial statements in the future. The benefit of having an outside independent accounting firm undertake an audit is that it provides assurances that the

kavinoky cook
LLP

Company has presented a true and fair view of it financial performance and position. The audit would add cost to the Company's operations, which is the reason the manager has elected not to commission an audit. Unit Holders will not have the benefit of having an outside audit and will be dependent on the Company to fairly present its financial results and position.

In addition we added a related Risk Factor:

No Third Party Due Diligence. The Company is undertaking this offering without an underwriter or third-party placement agent. By selling the Units directly through its principal officers, the Company is enabling investors to avoid sales related compensation and expense that is exacted by an underwriter or placement agent. Such compensation and expense can be material. However, investors will not have the benefit of the independent due diligence performed by a sales agent which may provide a significant investor protection against misstatements in offering materials.

## Summary of the Operating Agreement of the Company, page 16.

*Comment #15.* *Your disclosure in the last paragraph of this section that the Manager is subject to removal by three-quarters-in-interests of the Unit holders does not reconcile to Section 5.6 of the Operating Agreement which indicates that the members shall not have any right to remove the manager. Please revise your disclosure or your agreement as appropriate.*

Response #15. We have reviewed our disclosure and amended the Offering Statement to provide that the Manager may not be removed by the Members unless such action by the Members is expressly granted by an unwaivable provision of Delaware Law. Our disclosure in the Offering Circular and the provision of Operating Agreement are revised.

## Tax Considerations, Page 17

*Comment #16.* *Please clarify whether the cash distribution each year intended to cover the amount of taxes attributed to the Unit holders will be distributed to all holders or only to holders who have elected to receive cash distributions. Add risk factor disclosure if appropriate.*

Response #16  The Company's concern was that Holders who elect to reinvest distributions would be surprised and perhaps unhappy about paying tax on distributions that were reinvested, consequently with no cash provided to pay the tax. The Company was less concerned about Holders who were receiving distributions in cash and would not be surprised or not have funds available to pay their taxes. Our disclosure has been refined to make clear that in the discretion of the Manager, the Company may distribute some cash to Holders who elect to reinvest their distributions for the purpose of mitigating the effect of the taxes (a "tax distribution"). It is possible that the Holders who elect to reinvest may not care about receiving a tax distribution. But, the Company wants to preserve the flexibility to do a tax distribution if Holders want it and funds are available. We have modified the disclosure on page 18 of the Offering Circular.

## Item 6. Description of the Manager, page 18

Comment #17.  *Describe what you mean when you say that the manager engaged in equipment transactions having an "aggregate dollar value in excess of $46 million."*

Response #17.  The purpose of the referenced statement was to convey the level of experience that the Manager has in this business. We are not sure why it is unclear but we do not believe it is particularly significant and have removed it.

## Item 9. Remuneration of Directors and Officers, page 22

Comment #18. *Please update the disclosure in this section for the latest fiscal year. Refer to Item 9 of Form 1-A.*

Response #18. We have revised the Offering Statement to include compensation for the year ended December 31, 2014.

## Item 10. Security Ownership of Management, page 22

Comment #19. *Please disclose the percentage of ownership Mr. Capozzolo will hold upon completion of the offering. If not all securities may be sold in the offering,*

kavinoky cook
LLP

*also provide such disclosure if each of 25%, 50% and 75% of the offering is sold.*

Response #19. The Company's intention is that Mr. Capozzolo not own any of the Units once investors are admitted as members of the Company. Mr. Capozzolo was admitted as the initial Member in order to establish and organize the Company. He will resign as a member and hold no Units as soon as the date that the first investor is admitted. Consequently, his percentage ownership of the Company will be nil, whether or not the offering of is fully subscribed. We have revised our disclosure to clarify the nature of Mr. Capozzolo's membership interest In Item 10 on page 23 of the Offering Circular.

## Financial Statements

## General

Comment #20. *You indicate that Buffalo Forklift LLC is the sole manager of the company. We see that Mr. Capozzolo is the sole member and controlling person of Buffalo Forklift LLC and also the president and sole member of the company. We also see the discussion on page 11 that pursuant to the management agreement the manager will carry out the business of the company. Please explain to us how you considered whether the operations of Buffalo Forklift LLC represent the predecessor operations or a business to which you are the successor.*

Response #20. The Company is not succeeding to the business or assets of Buffalo Forklift LLC (the Manager) other than to say that it will buy and sell lift equipment. There will not be any overlap in ownership once the first investor is admitted as a Member. The Manager is acting solely as a manager for the Company. Since we are not offering any interest in Buffalo Forklift LLC and there will not be any overlap in assets of ownership, we believe that the Company should not be treated as a successor.

Comment #21 *Please revise your footnotes to provide the statement of management required by the second paragraph of Item (2) of Part F/S of Form 1-A.*

Response #21. The following statement has been added:

In the opinion of the Company's management, all adjustments necessary for a fair statement of results for any interim period have been or will be included.

*Comment #22.  If your financial statements are unaudited please revise to clearly label the financial statements and footnotes unaudited.*

22.          The Company's financial statements have been revised to reflect that they are unaudited.

Note 1.  Summary of Significant Accounting Policies

Basis of Accounting, page 5

*Comment #23.  Please revise to clarify that your financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in the United States.  Please refer to Part F/S of Form 1-A.*

Response #23. Our financial statements have been revised to state that they were prepared in accordance with generally accepted accounting principles (GAAP) in the United States.

Subsequent Events, page 6

*Comment #24. We see your reference to the independent accountants' compilation report. We do not see this report in your filing.  Please note that compilation reports are not appropriate in any filings, including Regulation A filings, because the association of the accountant provides no basis for reliance.  Refer to the requirements of Rule 2-02 of Regulation S-X and PCAOB Auditing Standard No. 1.*

Response #24. We have deleted the reference to any independent accountant's compilation report.

Signatures

*Comment #25.  Please include the lead in sentence to the signatures of your President and Vice President as specified in the Signatures section of Form 1-A.*

25.         The Company has revised this signature page to address the above comment.

## Exhibit 4.2 – Form of Subscription Agreement

*Comment #26.* *Please tell us why the representations to be made by investors in paragraphs a, b, c, and e of Section 4 of the Subscription Agreement, as well as the indemnification provision in the second Section 2 of the agreement, are appropriate for your offering. In this regard, please note Section 14 of the Securities Act of 1933.*

Response #26. We have modified representation 4(a) to limit it to the Offering Circular and the Operating Agreement. We believe that it is important to have Subscribers confirm that they have read the Offering Circular and the Operating Agreement (that they will execute). We also want to call their attention to the Risk Factors (Rep 4.b), that they have had an opportunity to ask questions (since they will be meeting with principals of the company) and that they have not been told things that are inconsistent with the Offering Circular (which is an issue that can come up later if there is a disagreement). These are standard representations in private placements, which we think is analogous to the circumstances of this offering.

We have removed the indemnification provision.

*Comment #27.* *Given your disclosure on page 7 that investors can elect on the signature page of the subscription Agreement to receive bi-annual distributions or to have distributions reinvested in Units, please tell us where investors can make that election on your signature page.*

Response #27. We have revised the signature page to the subscription agreement to more clearly indicate that Investors may elect to receive distributions by checking one of the options.

## Exhibits 11.1 – Legality Opinion

*Comment #28.* *Counsel may not limit the universe of sources it consulted in rendering its opinion. Please revise.*

Response #28. Our legal opinion rendered in connection with the Amended Offering Statement has been revised to address the above comment.

In a separate certificate enclosed with this letter, the Company confirms its understanding that:

(i)      the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii)      staff comments or Company changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

Very truly yours,

KAVINOKY COOK LLP



Jonathan H. Gardner

438979.1

BUFFALO FORKLIFT HOLDINGS, LLC
4624 Goodrich Road
Clarence, New York 14031

January 29, 2015

Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Attn:   Ms. Amanda Ravitz, Assistant Director
       United States Securities and Exchange Commission

       Tim Buchmiller
       Corporation Finance

Re:          **Buffalo Forklift Holdings, LLC**
               **Regulation A Offering Statement**
               **Amendment No. 1**
               **Dated January 29, 2015**
               **File No. 024-10435**

Ladies and Gentlemen:

Buffalo Forklift Holdings, LLC (the "Company") represents, agrees and acknowledges to the Securities and Exchange Commission (the "Commission") as follows.

1.    The Company is responsible for the adequacy and accuracy of the disclosure in its Amendment No. 1 to the Offering Statement on Form 1-A/A dated January 29, 2015.

2.    The staff's comments, or our changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to such filing.

3.    The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you.

Very truly yours,

BUFFALO FORKLIFT HOLDINGS, LLC
By: BUFFALO FORKLIFT, LLC
Its Manager

By: _____
Arcangelo Capozzolo, Sole Manager